UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September, 2010

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
(Exact name of registrant as specified in its charter)

No.2 Disheng Middle Road
Beijing Economic-Technological Development Area
Beijing, People's Republic of China, 100176
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Modifications to Rights of Security Holders.

On August 27, 2010, the Board of Directors of Hollysys Automation Technologies Ltd. (the “Company”) adopted a Rights Plan (the “2010 Rights Plan”). In connection with the 2010 Rights Plan, the Board of Directors of the Company declared a dividend distribution of one “Right” for each outstanding ordinary share of the Company to shareholders of record at the close of business on August 27, 2010 (the “Record Date”), effective as of September 27, 2010 (the “Effective Date”). Each Right entitles the shareholder to buy one share of the Company’s Class A Preferred Stock at a price of $160.  The description and terms of the Rights are set forth in a Rights Agreement, dated August 27, 2010, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the “Rights Agreement”).  Unless terminated earlier by the Company’s Board of Directors, the 2010 Rights Plan will expire on September 27, 2020.

Initially, the Rights will be attached to all certificates representing Ordinary Shares then outstanding, and no separate Rights certificates or stock statements will be distributed or provided. The Rights will separate from the Ordinary Shares and become exercisable if a person or group announces an acquisition of 20% or more of the Company’s outstanding ordinary shares, or announces commencement of a tender offer for 20% or more of the ordinary shares. In that event, the Rights permit shareholders, other than the acquiring person, to purchase the Company’s ordinary shares having a market value of twice the exercise price of the Rights, in lieu of the Class A Preferred Stock. In addition, in the event of certain business combinations, the Rights permit the purchase of the ordinary shares of an acquiring person at a 50% discount.  Rights held by the acquiring person become null and void in each case.

The 2010 Rights Plan is designed to ensure that all of the Company’s shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of the Company without paying all shareholders a control premium.  The Rights will cause substantial dilution to a person or group that acquires 20% or more of the Company’s stock on terms not approved by the Company’s Board of Directors, but the Rights should not interfere with any merger or other business combination approved by the Board of Directors at any time prior to the first date that a person or group has become an Acquiring Person.

The Rights Agreement specifying the terms of the Rights and the press release announcing the declaration of the Rights are incorporated herein by reference as exhibits to this report.  The foregoing description of the 2010 Rights Plan is qualified in its entirety by reference to such exhibits.

Amendments to Memorandum and Articles of Association.

In connection with the adoption of the 2010 Rights Plan, the Company amended its Memorandum and Articles of Association to increase its authorized shares of Class A Preferred Stock from 10,000,000 shares to 90,000,000 shares, and to provide that directors may only be removed by shareholders for cause (the “Amendment”). See the disclosure above for a description of the 2010 Rights Plan.  The Amendment is incorporated herein by reference as an exhibit to this Report. The description of the Amendment is qualified in its entirety by reference to such exhibit.

Exhibits.

Exhibit	Description

1.1	Amendment to Memorandum and Articles of Association of Hollysys Automation Technologies Ltd.

2.1
Rights Agreement, dated as of August 27, 2010, between Hollysys Automation Technologies Ltd. and Continental Stock Transfer & Trust Company, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Shares as Exhibit B

15.1	Press Release, dated September 20, 2010 (incorporated by reference to Exhibit 15.1 of the registrant’s Report on Form 6-K filed on September 20, 2010).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

By:	/s/ Peter Li
Peter Li
Chief Financial Officer

Date: September 21, 2010

EXHIBIT INDEX

Exhibit	Description

1.1	Amendment to Memorandum and Articles of Association of Hollysys Automation Technologies Ltd.

2.1
Rights Agreement, dated as of August 27, 2010, between Hollysys Automation Technologies Ltd. and Continental Stock Transfer & Trust Company, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Shares as Exhibit B

15.1	Press Release, dated September 20, 2010 (incorporated by reference to Exhibit 15.1 of the registrant’s Report on Form 6-K filed on September 20, 2010).